UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ayoba, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Virginia

Date of Organization:

May 14, 2018

Physical Address of Issuer:

7432 Alban Station Blvd., A107, Springfield, VA 22150

Website of Issuer:

www.ayobafoods.com

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Current Number of Employees: Zero (0) Full-Time

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	5,497	244,264
Cash & Cash Equivalents	3,808	39,711
Accounts Receivable	336	55,909
Short-term Debt	129,445	487,539
Long-term Debt	353,954*	79,938*
Revenues/Sales	551,884	1,209,143
Cost of Goods Sold	398,851	693,685
Taxes Paid	--	--
Net Income	(23,855)	(533,063)

SAFEs and Republic Crowd SAFEs accounted for as long-term liabilities but are not actual debt have been subtracted from the total long-term liabilities to reflect actual debt in the chart above.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ayoba, Inc., a Virginia Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

[Remainder of page intentionally left blank]


April 30, 2023

Ayoba, Inc.



ABOUT THIS FORM C-AR


You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than the Intermediary has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.


CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS


This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.


iii


SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ayoba, Inc. is a consumer packaged goods company, incorporated in the Commonwealth of Virginia as a corporation on May 14, 2018. Ayoba was original formed on February 6, 2012 as a limited liability company in the Commonwealth of Virginia named "Exciting Opportunities, LLC" and subsequently converted to its current corporate status and name on May 14, 2018.

The Company is located at 7432 Alban Station Blvd., A107, Springfield, VA 22150.

The Company's website is www.ayobafoods.com.

The Company previously conducted business in Virginia, selling products via wholesale and retail channels, together with direct to consumer sales via the internet throughout the United States. On or about August 18, 2022 the Company sold substantially all of its assets in an arms-length transaction to Stormberg Foods LLC, a North Carolina limited liability company.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company is no longer functioning as a going concern and is in the process of dissolution and wind-up.

As of August 18, 2022, the Company sold all of its assets, including intellectual property, to Stormberg Foods LLC, in an arms-length transaction in an amount approximately $764,679.64 (pending reconciliation of accounts receivable) consisting of cash payment and assumption of Company debts. All proceeds were used to pay off outstanding debts of the Company. Subsequent to that sale, the Company is undertaking dissolution and wind-up of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the

Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon our Regulation CF Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF

Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached to the Company's initial Form C filing.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

[Remainder of page intentionally left blank]

BUSINESS

Description of the Business

Ayoba was a "Better-For-You" Consumer Packaged Goods company that crafted more delicious and nutritious alternatives to traditional meat snacks like jerky and beef sticks. Using an authentic South African family recipe, a unique drying process, and only the best premium ingredients, Ayoba's products contained no sugar, no chemicals and more protein than other meat snacks, while remaining tender and delicious.

Business Plan

As of August 18, 2022, the Company sold all of its assets, including intellectual property, to Stormberg Foods LLC, in an arms-length transaction in an amount approximately $764,679.64 (pending reconciliation of accounts receivable) consisting of cash payment and assumption of Company debts. All proceeds were used to pay off outstanding debts of the Company.and as a result of such transaction is no longer a going concern. The Company is in the process of dissolution and winding-up.

The Company previously generated revenue from direct to consumer as well as brick and mortar sales channels.

The Company's Products and/or Services

Product / Service	Description	Market
Biltong	Premium Air-Dried Beef Slices	DTC, retail, wholesale
Droewors	Handcrafted Beef Sticks	DTC, retail, wholesale
Boerewors	Uncooked preservative free sausage	DTC exclusively

Competition

At a regional and national level, direct competitors included Stryve Foods, Krave Jerky, Kalahari Snacks which make up a majority of the US Biltong retail market. At a national and multi-national level, direct competitors included Jack Links, Sonoma Brands, Conagra and Hershey's. Some of our Biltong competitors included Stryve and Kalahari Snacks. Some of our meat snack competitors included Country Archer, Chomps, and Epic. There may be jerky manufacturers wishing to enter the Biltong space in the future at a competitive level.

While there are plenty of competitors in the meat snack category (jerky and meat sticks), there are only a few competing in the rapidly growing niche category of Biltong & Droewors. Most of our competitors seem to focus on a lower price point as their go-to-market strategy, whereas Ayoba sought to position itself as the premium brand.

Customer Base

Our target Customer was a more affluent, healthy conscious individual in the 25-55 age range who likes to snack and doesn't want to sacrifice taste for health.

Supply Chain

The Company's supply chain included materials suppliers, contract manufacturers and co-packers. Ayoba obtained our materials from multiple sources, none of which we were solely dependent upon. The Company invested significant time and resources researching and preparing our supply chain for any shortages or forcible changes should any provider become unavailable in all categories of production, supply, and freight, among others.

Intellectual Property[*]

Application or Registration #	Title	Description	File Date	Grant Date	Country
Reg. # 5088133	EAT OUR MEAT	Word Mark	10/22/2015	11/22/2016	USA
Reg. # 5156062	MEET OUR MEAT	Word Mark	08/01/2016	03/07/2017	USA
Reg. # 5254815	AYOBA-YO	Word Mark	11/09/2016	08/01/2017	USA
Reg. # 5600207	It's not just jerky. It's Biltong.	Word Mark	03/13/2018	11/06/2018	USA
Serial: 88911967	Ayoba	Word Mark	05/12/2020	Pending	USA

*All intellectual property of the Company, including the trademarks above, was acquired by Stormberg Foods LLC in an arms-length asset sale that closed on August 18, 2022.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation: None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Wian van Blommestein	President & Treasurer Director	President – Ayoba, Inc. Nov. 2015 – Present	B.A. Psychology (2011) James Madison University
Emile van Blommestein	Vice President Director	Vice President – Ayoba, Inc. Oct. 2017 – Present	General Studies (2005-2007) Northern Virginia Community College

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to the laws of the Commonwealth of Virginia. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has zero (0) full-time employees.

[Remainder of page intentionally left blank]

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 25,000 shares of common stock, par value $0.01 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold 6,907 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,907
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	~72.3% of the authorized capital stock remains outstanding. Full issuance of the remaining stock could result in significant dilution.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.59%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE
Face Value	$606,000
Voting Rights	N/A
Anti-Dilution Rights	Two (2) "Major Investors" have pro-rata rights under side-letter agreements.
Material Terms	$5.5mm Valuation Cap, 20% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~11.02%

Type	SAFE
Face Value	$290,580
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$5.5mm Valuation Cap, No Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~5.28%

Type	Crowd SAFE
Face Value	$147,758
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	$7mm Valuation Cap, 15% Discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Conversion of this security into common stock will result in overall pro-rata dilution of the capital structure of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	~2.11%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding: N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (voting power)
Wian van Blommestein	Common Stock: 3,350 Shares	48.0%
Emile van Blommestein	Common Stock: 3,350 Shares	48.0%

[Remainder of page intentionally left blank]

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Ayoba, Inc. (the "**Company**") was incorporated in the Commonwealth of Virginia as a corporation on May 14, 2018. Ayoba was originally formed on February 6, 2012 as a limited liability company in the Commonwealth of Virginia named "Exciting Opportunities, LLC" and subsequently converted to its current corporate status and name on May 14, 2018.

Cash and Cash Equivalents

As of April 30, 2023 the Company had an aggregate of $49,395.16 in cash and cash equivalents; together with $0.00 in accounts receivable. The Company estimates it has approximately zero (0) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital and is no longer functioning as a going concern. The Company in the process of dissolution and winding up; as a result, the Company should be considered illiquid and insolvent.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures for the foreseeable future.

Valuation

The Company did not ascribe any pre-Offering valuation to the Company; the securities previously offered were priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The Company is no longer functioning as a going concern.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

<p style="text-align:center">[Remainder of page intentionally left blank]</p>

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$0.00	6,907	Founder Stock Issuance / Employee Grant	3/26/2019 & 9/19/2019	Section 4(a)(2)
SAFE	$606,000	5	Working Capital	9/25/2019 – 1/31/2020	Section 4(a)(2)
SAFE	$290,580	6	Working Capital	4/7/2020 – 9/8/2020	Section 4(a)(2)
Crowd SAFE	$147,758	300	Set Forth Herein	08/21/2021	Regulation CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

[Remainder of page intentionally left blank]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer and undersigned officer hereby certify that the attached financial statements are true and complete in all material respects as of the date hereof.

/s/ *Wian van Blommestein*

(Signature)

Wian van Blommestein

(Name)

President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Wian van Blommestein*

(Signature)

Wian van Blommestein

(Name)

Director

(Title)

04/30/2023

(Date)

/s/ *Emile van Blommestein*

(Signature)

Emile van Blommestein

(Name)

Director

(Title)

04/30/2023

(Date)

EXHIBIT A

Financial Statements

Ayoba

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0.00
M&T Checking	3,705.40
M&T Savings	102.59
PayPal	0.00
Settle Clearing	0.00
xAmazon Clearing	0.00
xFaire Clearing Account	0.00
xMable Clearing	0.00
xOrderve Clearing	0.00
xPodFoods Clearing	0.00
xPop Up Grocer Clearing	0.00
xShopify Clearing	0.00
Total Bank Accounts	**$3,807.99**
Accounts Receivable	
Accounts Receivable (A/R)	336.00
Total Accounts Receivable	**$336.00**
Other Current Assets	
Employee Advance	0.00
Inventory	0.00
Goods Invoiced Not Received	0.00
Goods Received Not Invoiced	0.00
Inventory Asset	0.00
Prepaid Inventory	0.00
Total Inventory	**0.00**
Other Receivables	0.00
Undeposited Funds	500.00
Total Other Current Assets	**$500.00**
Total Current Assets	**$4,643.99**
Fixed Assets	
Emile Car/Vehicle	0.00
Fixed Assets	2,391.85
Accumulated Depreciation	-2,391.85
Total Fixed Assets	**0.00**
Honda Odyssey	0.00
Accumulated Depreciation	0.00
Original cost	0.00
Total Honda Odyssey	**0.00**
Trademarks	1,475.00
Accumulated Amortization	-622.33

Ayoba

Balance Sheet

As of December 31, 2022

	TOTAL
Total Trademarks	852.67
Total Fixed Assets	**$852.67**
Other Assets	
Shareholder Advance	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$5,496.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	64,157.00
Total Accounts Payable	**$64,157.00**
Credit Cards	
AMEX	3,960.33
Chase Credit Card	35,063.73
Annette Credit Card	0.00
Emile Credit Card	2,003.21
Evan	0.00
Matt	0.00
Steph Credit Card	-653.10
Wian Credit Card	830.69
Total Chase Credit Card	**37,244.53**
Gift Card Liability	0.00
Settle Loan	0.00
Total Credit Cards	**$41,204.86**
Other Current Liabilities	
Amazon Loan	0.00
CTAOP Payable	498.00
Deferred Revenue	0.00
Due to Stormberg	23,584.93
Out Of Scope Agency Payable	0.00
Shopify Capital	0.00
VA Sales Tax Payable	0.00
Virginia Department of Taxation Payable	0.00
Total Other Current Liabilities	**$24,082.93**
Total Current Liabilities	**$129,444.79**
Long-Term Liabilities	
BLOC M&T Loan Payable	24,508.97
EIDL Grant	0.00
M&T Loan	0.00
PPP Loan	0.00
PPP Loan #2	0.00

Ayoba

Balance Sheet

As of December 31, 2022

	TOTAL
QBO Loan	0.00
Republic Funding	147,758.00
SAFE Notes	891,580.00
SBA Loan	200,000.00
Total Long-Term Liabilities	**$1,263,846.97**
Total Liabilities	**$1,393,291.76**
Equity	
Opening Balance Equity	0.00
Owner's Distributions	0.00
Retained Earnings	-1,363,940.53
Net Income	-23,854.57
Total Equity	**$ -1,387,795.10**
TOTAL LIABILITIES AND EQUITY	**$5,496.66**

Ayoba

Profit and Loss

January - December 2022

	TOTAL
Income	
4000 Sales of Product Income	604,584.97
X-Deductions	
Discounts	-15,859.14
MCBs	-6,633.52
Returns/Allowances	-1,829.38
Trade Spend (Promotional)	-38,954.18
Total X-Deductions	**-63,276.22**
Total 4000 Sales of Product Income	**541,308.75**
Shipping Income	10,575.10
Total Income	**$551,883.85**
Cost of Goods Sold	
5000 Cost of Goods Sold	341,684.47
Boxes - COGS	3,148.30
Freight In	2,737.58
Inventory Adjustment	42,498.19
Spoilage	9,200.65
Supplies & Materials - COGS	0.00
Tolling	-417.72
Total 5000 Cost of Goods Sold	**398,851.47**
Total Cost of Goods Sold	**$398,851.47**
GROSS PROFIT	**$153,032.38**
Expenses	
6000 Logistics & Fulfillment	
Freight Out	23,918.52
Merchant Account Fees	7,068.92
Warehouse/Fulfillment	62,121.43
Total 6000 Logistics & Fulfillment	**93,108.87**
6500 Selling Expenses	
Broker Commissions	6,500.00
Total 6500 Selling Expenses	**6,500.00**
7000 Advertising & Marketing	
Demos/Samples	3,837.08
Events/Trade Shows	2,510.00
General Marketing	2,654.53
Marketing Content	258.75
Paid Advertising	69,148.94
Total 7000 Advertising & Marketing	**78,409.30**
8000 General & Administrative Expenses	
Bank Charges	498.04
Charitable Contributions	2,434.72
Dues & Subscriptions	17,625.33

Ayoba

Profit and Loss

January - December 2022

	TOTAL
Insurance	396.75
Legal & Professional Fees	36,292.66
Meals and Entertainment	1,026.10
Office Expenses	1,047.74
Payroll Expenses	
Contractors	11,430.00
Employee Reimbursement	4,620.00
Payroll Tax Employer	14,510.83
Payroll Wages	185,802.19
Processing Fees	732.00
Total Payroll Expenses	**217,095.02**
Rent	20,692.02
Repair & Maintenance	1,750.00
Shipping	15,527.30
Taxes & Licenses	858.14
Travel	5,893.31
Utilities	5,293.59
Total 8000 General & Administrative Expenses	**326,430.72**
Other Business Expenses	26.68
Total Expenses	**$504,475.57**
NET OPERATING INCOME	**$ -351,443.19**
Other Income	
Debt Forgiveness	227.00
Other Income	35,055.50
Other Income - PPP	55,557.50
Total Other Income	**90,613.00**
Sale to Stormberg	258,984.11
Total Other Income	**$349,824.11**
Other Expenses	
Interest Expense	22,235.49
Total Other Expenses	**$22,235.49**
NET OTHER INCOME	**$327,588.62**
NET INCOME	**$ -23,854.57**